Exhibit 99.1

Signing Day Sports Shareholder Letter Details AI/HPC Infrastructure Opportunity with BlockchAIn Digital Infrastructure

SCOTTSDALE, AZ / GLOBE NEWSWIRE / December 5, 2025 / – Signing Day Sports, Inc. (“Signing Day Sports” or the “Company”) (NYSE American: SGN) today announced the release of a shareholder letter from its Chairman and CEO, Daniel Nelson.

The shareholder letter provides an update on Company management’s perspective of the Company’s proposed business combination with BlockchAIn Digital Infrastructure, Inc. (“BlockchAIn Inc.”) and its affiliate, One Blockchain LLC (“BlockchAIn LLC” and together with BlockchAIn Inc., “BlockchAIn”). As previously announced, Signing Day Sports entered into a Business Combination Agreement with BlockchAIn and certain other affiliates of BlockchAIn on May 27, 2025, as amended on November 10, 2025 (as amended, the “Business Combination Agreement”).

Under the Business Combination Agreement, upon the closing of the business combination, the common stock of Signing Day Sports held by the stockholders of Signing Day Sports immediately before the closing of the transaction will be converted into the right to receive approximately 8.5% of the outstanding common stock of the combined company, a value of approximately $20.0 million, and the equity securities of BlockchAIn LLC held by BlockchAIn LLC’s equity securityholders immediately before the closing of the transaction will be converted into the right to receive approximately 91.5% of the outstanding common stock of the combined company before consideration to third parties, a value of approximately $215.0 million. BlockchAIn LLC’s securityholders at closing will be eligible for an earnout equal to an additional 11.628% of the total shares of the combined company before consideration to third parties, if BlockchAIn Inc. achieves or exceeds net income plus interest, taxes, depreciation and amortization (EBITDA) of $25 million for the fiscal year ending December 31, 2026.

On December 1, 2025, a Registration Statement on Form S-4 (the “Registration Statement”) was publicly filed by BlockchAIn Inc. with the Securities and Exchange Commission (“SEC”). Additional information regarding the proposed business combination can be found in the Registration Statement.

Transaction Timing Update

The transaction is expected to close in the first quarter of 2026, subject to certain conditions, including, without limitation, the approval of Signing Day Sports shareholders and approval of the listing of the common shares of BlockchAIn Inc. by the NYSE American LLC (“NYSE American”).

Letter to Shareholders

As we work toward completing our proposed business combination with BlockchAIn, I want to provide an update on why we believe it positions our shareholders for significant long-term value creation.

Fairness Opinions and Material Valuation Increase

The Signing Day Sports Board reviewed two fairness opinions that were delivered to the Board by Newbridge Securities Corporation. The most recent fairness opinion, delivered in November 2025, assessed BlockchAIn using updated 2026 revenue projections and comparable company data. This fairness opinion concluded there was an implied enterprise value range of $515.3 million to $776.7 million, with a midpoint of $646.0 million.

The initial fairness opinion, which was delivered in May 2025 prior to the signing of the Business Combination Agreement, assessed BlockchAIn using 2025 revenue projections and comparable companies. This analysis produced an implied enterprise-value range of $280.0 million to $378.7 million, with a midpoint of $329.3 million.

The consideration to be received by the Signing Day Sports stockholders in the proposed transaction remains unchanged even though there has been a significant increase in valuation for BlockchAIn indicated by the second fairness opinion.

The foregoing valuations are subject to certain limitations, assumptions, and qualifications. You should review the description of such matters, other related disclosures, and the full text of each of the fairness opinions, which are included in the Registration Statement.

AI-Ready Data-Center Infrastructure

BlockchAIn’s value proposition is grounded in its plans to expand its portfolio of high-density compute assets designed for AI applications, bitcoin mining, and potentially other high-performance computing (HPC) applications. BlockchAIn is currently a company with a track record of revenue and profitability that is poised for growth within the HPC and AI-related digital infrastructure markets.

The market for digital infrastructure—including crypto mining, HPC, and AI-related computing—is evolving rapidly as demand for energy-efficient processing power continues to grow. Amid increasing sustainability standards and renewed emphasis on domestic infrastructure, BlockchAIn is positioned to pursue opportunities across a wide range of compute-intensive applications.

Key infrastructure assets include a 40 MW high-density data center in South Carolina, one of the most extensive crypto-mining facilities in the state, and a planned 150 MW data center campus in Texas with favorable economics with 34.5kV of interconnectivity to the grid for activation in 2027. The Texas facility can be modularly built providing flexibility for crypto mining and/or AI and HPC data hosting activities. This capital-efficient and flexible modular business model will provide BlockchAIn with optionality to pursue different revenue mixes. To support the Texas buildout, BlockchAIn LLC also formed Blockchain Nolan LLC, a wholly owned subsidiary. The subsidiary is expected to facilitate the development of new data center infrastructure.

Strategic Synergies with Signing Day Sports

The combination may also create meaningful strategic benefits for Signing Day Sports, including to support the launch of new Signing Day Sports platform features, while also enabling potential new revenue streams through third-party data hosting services in adjacent sports technology and education markets. This support would promote Signing Day Sports’ strategy to build a comprehensive sports data ecosystem and drive long-term enterprise value. Signing Day Sports will continue as a wholly owned subsidiary following completion of the transaction, enabling the Company to preserve its mission and brand while benefiting from the combined business’s infrastructure, scale, and cash flow profile.

Positioned for Long-Term Value Creation

In light of all of the above, the Signing Day Sports Board believes the proposed business combination offers shareholders access to a historically profitable, scalable AI and HPC data-center platform under favorable terms. The combined company will be larger, more diversified, and better positioned to compete in high-growth technology markets, while maintaining support for student-athletes and college programs. We view this as a compelling opportunity for shareholders to gain exposure at an attractive entry point into the HPC and AI infrastructure sectors.

Thank you for your continued support as we advance this transformative transaction.

Sincerely,

Daniel Nelson

Chief Executive Officer and Chairman

Signing Day Sports, Inc.

Signing Day Sports, Inc.

Signing Day Sports’ mission is to help student-athletes achieve their goal of playing college sports. Signing Day Sports’ app allows student-athletes to build their Signing Day Sports’ recruitment profile, which includes information college coaches need to evaluate and verify them through video technology.  For more information on Signing Day Sports, go to https://bit.ly/SigningDaySports.

One Blockchain LLC

BlockchAIn LLC is a developer and operator of digital infrastructure focused on Bitcoin mining and high-performance computing (HPC) and AI hosting. BlockchAIn LLC has a planned 150 MW HPC, AI and crypto data center campus in Texas with favorable economics with 34.5kV of interconnectivity to the grid for activation in 2027. BlockchAIn LLC’s operations are centered around its existing 40 MW data center facility in South Carolina, which is one of the largest single mining sites in the state. In 2024, this facility generated approximately $22.9 million in revenue and approximately $5.7 million in net income. BlockchAIn LLC’s mission is to become a leader in providing and operating sustainable blockchain computing infrastructure.

Additional Information and Where to Find It

In connection with the proposed business combination, BlockchAIn Inc. has filed the Registration Statement with the SEC, which includes a preliminary proxy statement of Signing Day Sports and a prospectus relating to the registration of shares of BlockchAIn Inc. The Registration Statement has not yet been declared effective by the SEC. Following, and subject to, the Registration Statement being declared effective, the definitive proxy statement/prospectus will be mailed or otherwise disseminated to the shareholders of Signing Day Sports.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SIGNING DAY SPORTS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, because they will contain important information about Signing Day Sports, BlockchAIn, the proposed business combination, and related matters.

The proxy statement/prospectus and other relevant documents (when available), as well as any other filings made by BlockchAIn Inc. or Signing Day Sports with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of filings made with the SEC by Signing Day Sports by directing a written request to:

Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

Investors and security holders are urged to read the proxy statement/prospectus and all other materials filed with the SEC when they become available before making any voting or investment decision regarding the proposed business combination.

Participants in the Solicitation

Signing Day Sports, and its directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Signing Day Sports with respect to the proposed business combination and related matters. Information about the directors and executive officers of Signing Day Sports, including their ownership of shares of Signing Day Sports common stock, is included in Signing Day Sports’ Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from Signing Day Sports shareholders, including a description of their interests in the proposed business combination by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be publicly filed with the SEC when they become available. The directors, managers and officers of BlockchAIn do not currently hold any interests, by security holdings or otherwise, in Signing Day Sports.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release may contain “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, including without limitation, the parties’ ability to complete the transaction, the parties’ ability to integrate their respective businesses into a combined publicly listed company post-merger, the ability of the parties to obtain all necessary consents and approvals in connection with the transaction, obtain NYSE American clearance of a listing application in connection with the transaction, the parties’ ability to obtain their respective equity securityholders’ approval, obtain sufficient funding to maintain operations and develop additional services and offerings, market acceptance of the parties’ current products and services and planned offerings, competition from existing or new offerings that may emerge, impacts from strategic changes to the parties’ business on net sales, revenues, income from continuing operations, or other results of operations, the parties’ ability to attract new users and customers, the parties’ ability to retain or obtain intellectual property rights, the parties’ ability to adequately support future growth, the parties’ ability to comply with user data privacy laws and other current or anticipated legal requirements, and the parties’ ability to attract and retain key personnel to manage their business effectively. These risks, uncertainties and other factors are expected to be further described in a proxy statement/prospectus to be publicly filed with the SEC relating to this transaction. See also the section titled “Risk Factors” in the Company’s periodic reports which are filed with the SEC. These risks, uncertainties and other factors are, in some cases, beyond the parties’ control and could materially affect results. If one or more of these risks, uncertainties or other factors become applicable, or if these underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. All subsequent written and oral forward-looking statements concerning Signing Day Sports, BlockchAIn, or any of their affiliates, or other matters and attributable to Signing Day Sports, BlockchAIn, any of their affiliates, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contacts:

Crescendo Communications, LLC
212-671-1020
SGN@crescendo-ir.com

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